June 25, 2002

VIA FACSIMILE MACHINE: 202.942.9528
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WITH CONFIRMATION VIA US MAIL
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United States Securities and Exchange Commission
450 Fifth Street NW
Washington D.C. 20549-0405

Attn: Michael Pressman
Mail stop 04-05

Re: Thinka Weight Loss Corporation, a Nevada corporation

Dear Mr. Pressman,

Please be informed that we desire to withdraw that Registration Statement on Form SB-2 filed with the Securities and Exchange Commission and assigned filed number 333-71634. Additionally, we request that such withdrawal be made pursuant to the provisions of Rule 477. We desire to withdraw that Registration Statement because we intend to offer our securities in a private placement transaction, which shall be in compliance with the provisions of Rule 155.

Your cooperation in this matter is appreciated. Of course, in the events you have questions or comments regarding this matter, please do not hesitate to contact the undersigned. Thank you.



/s/ Stacey Lawridia
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Stacey Lawridia, President